

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2019

Simon Dawson
Chief Executive Officer
StemGen, Inc.
1 Performance Drive, Suite F
Angleton, TX 77515

> **Re: StemGen, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Filed August 21, 2019**
> **File No. 377-02705**

Dear Mr. Dawson:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement #2 on Form S-1

Financial Statements, page F-1

1. Please include audited financial statements through your fiscal year ended June 30, 2019 in your filing. Refer to Rule 8-08 of Regulation S-X.

Simon Dawson
StemGen, Inc.
August 27, 2019
Page 2

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Matthew Crispino, Attorney-Advisor, at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Robert Sonfield